

October 16, 2014

David A. Curtis
Senior Vice President and Chief Financial Officer
FNB Bancorp
975 El Camino Real
South San Francisco, California 94080

     Re: FNB Bancorp
               Form 10-K for the Fiscal Year Ended
               December 31, 2013
               Filed March 28, 2014
               File No. 000-49693

Dear Mr. Curtis:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Amit Pande

                                        Amit Pande
                                        Accounting Branch Chief